Steben & Company, Inc. 9711 Washingtonian Blvd., Suite 400 Gaithersburg, MD 20878	240.631.7600 T 240.631.9595 F www.steben.com

February 22, 2016

Mr. Asen Parachkevov
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Steben Alternative Investment Funds (the “Registrant”)

(File Nos.: 811-22880, 333-190813)

Dear Mr. Parachkevov:

We received your comments via telephone on January 12, 2016, regarding the Post-Effective Amendment No. 4 to the registration statement on Form N-1A (“Amendment No. 4”) for Registrant and its series, the Steben Managed Futures Strategy Fund (the “Fund”), that was filed with the Securities and Exchange Commission (“SEC” or the “Commission”) on November 25, 2015. Your comments on Amendment No. 4 and Registrant’s responses are set forth below. Terms not defined herein are defined in Amendment No. 4.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comments

Comment 1: With respect to the “Fee and Expense Table” section on page 1 of the prospectus, please include a separate line item in the table for acquired fund fees and expenses if such fees are more than one basis point.

Response: The Registrant confirms that the acquired fund fees and expenses are currently less than one basis point and do not require a separate line item in the table.

Securities and Exchange Commission

February 22, 2016

Comment 2: In “Principal Investment Strategies” section on page 3 of the prospectus, please delete the statement that “there are no limitations on the type of Derivative Instruments in which the Fund or a Trading Advisor may invest” because the term “Derivative Instruments” is defined to include certain instruments.

Response: Registrant has deleted the statement.

Comment 3: Please consider adding risk disclosure relating to the recent rule proposal issued by the Securities and Exchange Commission on limiting derivatives investments by registered investment companies.

Response: Registrant has added applicable risk disclosures.

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If you should have any questions regarding the enclosed information, please contact me directly at (240) 631-7602.

Sincerely,

/s/ Francine Rosenberger

Francine Rosenberger

cc:	George Zornada

K&L Gates LLP